Exhibit 1.1

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Public Relations Scot McLeod CDC Corporation 678-259-8625 scotmcleod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Creates Two New Corporate Governance Positions on Board of Directors

Positions Created As CDC Corporation
Prepares for Potential Carve-out of CDC Games

Beijing, January 8, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today it has created two new board positions in corporate governance as part of its preparation for CDC Corporation’s potential carve-out of CDC Games as a standalone company.

As part of this move, Dato’ SJ Wong (“Dato’ Wong”), an independent director on the Board of Directors for China.com Inc, will serve as chairman of the Audit Committee at CDC Games, and Simon Wong, an independent director on the Board of Directors for CDC Games and CDC Corporation, will be chairman of the Compensation Committee at CDC Games.

Dato’ Wong brings more than 15 years of investment banking and venture capital experience to CDC Games. He currently is co-chairman of E2- Capital (Holdings) Ltd., vice-chairman and CEO of Softbank Investment International Ltd., and chairman and CEO of SBI E2-Capital Asia Holdings Ltd. He holds a bachelor of engineering form the Imperial College of Science, Technology and Medicine in London and has been qualified with the Institute of Chartered Accountants, England and Wales since 1992.

Dato’ Wong also serves as Vice Chairman and board member of the Monte Jade Science and Technology Association of Hong Kong, a council member of Better Hong Kong Foundation, Vice Chairman of the General Donation and Special Event Committee of the Community Chest of Hong Kong and a board and executive committee member of Asian Youth Orchestra.

Simon Wong is a partner of Asian Global Capital. Prior to joining Argo, he was a director and executive vice president of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing a $820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Earlier, he was deputy managing director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago.

Mr. Wong also has served previously as chairman of the Hong Kong Venture Capital Association and was vice chairman of The Hong Kong Electronic Industries Association. He was also a committee member of the Hong Kong Young Industrialists Council; and is currently vice president of Hong Kong Critical Components Manufacturers Association, member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received his Bachelor of Science and Master of Business Administration degrees from the Chinese University of Hong Kong.

“We are very pleased to have these impressive professionals from our Board of Directors take on the important responsibilities of these newly created positions for CDC Games,” said Fred Wang, chairman of CDC Games Board of Directors. “Their expertise and successful track record will help CDC Games as we move forward with plans for a potential carve out from CDC Corporation.”

CDC Games has quickly become a leader in online and mobile games in China through its current blockbuster online game in China called Yulgang. With Yulgang, CDC Games pioneered the free-to-play, pay-for-merchandise market for online games in China. The company already has an established following of over 42 million registered users of Yulgang and is expecting continued strong growth due to the huge popularity of games in that country.

In recent months, CDC has announced plans to fuel its growth in China through a pipeline of licensed games planned for launch in 2007. The pipeline includes The Lord of the Rings Online™: Shadows of Angmar™, a MMORPG (massive multiplayer online role-playing game) based on the literary works of J.R.R. Tolkien, as well as two additional widely popular games in the Asian markets, “Special Force” and “Stone Age 2”, both also planned for delivery in China next year.

The company has also made strategic moves to continue its aggressive growth. Most recently, CDC Games announced its plans to expand outside of China through a previously announced agreement to invest in Gorilla Banana, an innovative online games publisher in Korea. Gorilla Banana will launch its first game, the much anticipated Red Blood, a free-to-play MMORPG based on an immensely popular comic book series in Korea, in 2008. CDC Games has exclusive rights to distribute that online game in China and India, considered two of the high growth markets in online games.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users and the pioneer of “free-to-play, pay-for-merchandise” model for online games in China.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the potential carve out of CDC Games, the success of recent investments made, the timeline for the release of online games and future growth by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online games industry in the India and China markets, the ability of partners to produce commercially successful online games, the possibility of development delays, and development of competing products and technology. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.